BRF S.A.
CNPJ/ME 01.838.723/0001-27
NIRE 42.300.034.240
Publicly Held Company

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) announces that it received from its shareholder Fundação Petrobras de Seguridade Social - PETROS ("Petros") questions about the proposed capital increase that will be decided at the Extraordinary General Meeting called for January 17. In order to equalize the information provided to its shareholders, the Company discloses attached to this notice the correspondence from Petros and the clarifications provided, on this date, by the Company's management.

São Paulo, December 30, 2021.

Carlos Alberto Bezerra de Moura
Chief Financial and Investor Relations Officer

FREE TRANSLATION

Rio de Janeiro, December 28, 2021.

RESERVED

To
BRF S.A

Att: Mr. Carlos Alberto Bezerra de Moura
Chief Financial and Investor Relations Officer

Subject: BRF - FOLLOW ON - AGE 17/1/2022 – IR INQUIRIES

Dear Srs.,

1. Fundação Petrobras de Seguridade Social - PETROS, enrolled in the CNPJ/MF under no. 34.053.942/0001-50, headquartered at Rua São Bento, 29, 13th floor, Centro, Rio de Janeiro, RJ, CEP 20090-010, as a shareholder of BRF S/A, holder of 7.01% of the share capital, hereby requests clarification, as follows.

2. On December 16, 2021, BRF S.A. ("BRF" or the Company") published a call notice for an Extraordinary General Meeting ("EGM") that will decide on an increase in its authorized capital and on the issuance of 325,000,000 shares. Considering the current average price of the Company's shares, of approximately BRL 23.00, the amount of the increase would be around BRL 6.6 billion.

3. The management proposal for capital increase at no time refers to the financial policy recently approved on November 10, 2021. There is no indication that the policy has been complied with or that the debt limits have been analyzed and the actual need to increase the Company's capital has been verified. The last information disclosed was that the Company's EBITDA would increase in the next quarters.

4. Furthermore, the Management Proposal does not refer to the financial policy, just as it does not specify the reason why the Company needs funds[1],nor what will be done with the funds raised, in noncompliance with the provisions of CVM Instruction 481/2009, Annex 14, item 3 ("*Explain, in detail, the reasons for the increase and its legal and economic consequences*").

5. Only in a generic way is it added in Annex IV, item V, of the Management Proposal that "*The Offer aims to strengthen the Company's capital structure, allowing it to continue expanding its activities and making strategic investments*". In short, there is no explanation about what will effectively be done with the resources.

6. The strategic investments are considered, as well as if it is in the company's plans to acquire companies and if debt reduction has been considered, for example.

7. Equally generic is the description of the destination of the resources in the already mentioned item V, a of Annex IV of the Management Proposal, which informs that the amount of BRL 500 million will be destined to the capital stock, and the rest to the capital reserve. From this laconic information there remain unanswered questions.

8. For example, one wonders why a capital increase estimated at more than BRL 6.5 billion, when only BRL 500 million will be destined to the formation of the capital stock. Besides, one wonders if the company has as an objective to launch, in the future, a share buyback program or to eliminate the accumulated loss against the capital reserve by allowing the distribution of dividends?

These questions were not answered by BRF in its information, and Petros would like to see them properly answered as soon as possible so that it can decide on its position at the EGM of 01/17/2022.

Best regards,

Eduardo Tavares Pereira
Legal and Compliance Executive Manager

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[1] *" The purpose of the capital increase is to strengthen the Company's capital structure, allowing the Company to continue expanding its activities and making strategic investments."* Management Proposal Annex IV, item III.

São Paulo, December 30, 2021

PETROS – Fundação Petrobras de Seguridade Social
Rua do Ouvidor 98
Rio de Janeiro – RJ

Att.: Mr. Eduardo Tavares Pereira
Legal and Compliance Executive Manager

Subject: **Reply to correspondence JUR 0046/2021, dated December 28**

Dear Srs.,

Pursuant to your request, we hereby present the clarifications related to the correspondence aforementioned, emphasizing our compliance with the rules of the Brazilian capital market, particularly with regard to the provisions of article 13 of CVM Resolution 44, of August 23, 2021.

It is important to inform that we have strictly followed the Company's Corporate Governance rules, since all the arguments, data and information that guide the Management Proposal were previously presented to the Finance and Risk Management Committee, the People, Governance, Organization and Culture Committee and the Audit and Integrity Committee, and were subsequently presented and discussed during the Board of Directors Meeting held on December 16, 2021. Additionally, we emphasize that the members of the Fiscal Council unanimously decided to opine favorably to the approval of the Company's capital increase, as stated in the list of documents submitted to the shareholders on the call for the Extraordinary General Meeting to be held on January 17, 2022.

Since June 2021, the Company has realized a strong evolution of its nominal gross debt, fundamentally due to the exchange rate variation and cash generation in 2021, with a stable liquidity level. Thus, net debt jumped from R$14.7 billion on June 30, 2021 to R$16.7 billion on September 30, 2021. In the same period, the net leverage indicator went from 2.76x EBITDA for the last 12 months to 3.06x. The Management views with concern the level of net leverage in the short/medium term, even though there could theoretically be an increase in the Company's nominal EBITDA and despite all the countermeasures adopted, including, recently, the extinction of the put and reconfiguration of our partnership in Banvit with Qatar Investment Authority (QIA).

As the shareholders are aware, as stated in the Reference Form and in the Independent Auditors' Report on the Review of Interim Financial Information as of September 30, 2021, the Company continues to discuss a possible settlement of proceedings with the Office of the Comptroller General - CGU and cooperate with the Brazilian authorities. The outcome of the CGU proceedings may result in sanctions, fines, compensation, penalties from government authorities or other forms of liability, which could have a material adverse impact on, among others, the Company's financial position and cash flow.

This position is related to the Financial Policy, especially in relation to item 5.2.1, which has been subject to constant monitoring by the Management and the Company's governance bodies, even more so in a context of restricted investments, as explained below.

BRF, in line with its long-term strategic planning, called Vision 2030, took the opportunity to expand and consolidate its transactions in the *pet food* segment, with the purchase of Hercosul and Mogiana. In addition, still in the wake of the implementation of the Vision 2030, we have opportunities to expand our business in Brazil and abroad. All these elements have been discussed with the Board of Directors, in a recurrent and timely manner and, it should be noted, are included in the long-term strategic planning called Vision 2030, which was also the subject of extensive debate and announcement to the market.

Thus, the understanding that the moment is negative for our industry due to the macroeconomic scenario disregards the expansion movements of the Company's competitors, pressing opportunities to generate business in certain international markets, as well as the optimization of our industrial base, investments in marketing and trade marketing, and the need for advances in digital transformation and consumer interaction models.

The Offer aims to strengthen the Company's capital structure, allowing it to continue expanding its activities and making strategic investments, in full compliance with its Financial Policy, since the current level of net leverage restricts the Company in the advances required for the execution of its business strategy. A good example is the Operational Plan 2022, reviewed twice by the Finance and Risk Management Committee (CFGR) and by the Board of Directors. The measures to contain investments were subject to warning by the Management, as usual, given the competitive environment and increasing costs of biological assets, projected leverage level, projected net financial expenses, in addition to issues discussed repeatedly in the meetings of the Board of Directors.

The position that by identifying a clear investment opportunity, starting the capitalization process with this opportunity in mind would probably lead to better pricing of the potential offering, disregards the volatility of the financial markets in an election year in Brazil, affecting the perception of confidence in the country, and various economic events in other international markets. In other words, we have no predictability of the capital markets opportunities, and, in this sense, the Management does not recommend that the Company should take this risk, since the possibility of concluding transactions without being able to count on third party resources is precarious and, even if available in the market, without clarity regarding the cost and conditions of use.

We reiterate that there is widespread concern among market analysts regarding BRF's ability to generate predictable, stable and increasing cash flows given the worsening of certain macroeconomic indicators, specifically the SELIC interest rate, inflation and foreign exchange, which have impacted our leverage and net financial expenses. This concern persists despite all the remarkable evolution of this Company in the last 4 years, as we addressed in the "BRF Day" event. The historically low level of our shares is due, among other factors that are not pertinent to this discussion, to the constraints of our growth capacity, in view of our business strategy

"Vision 2030", and a prospective cash flow highly subject to the effect of net financial expenses, according to market analysts' reports.

The admission of more liabilities and the increase in debt service may generate more tax benefits does not match BRF's potential to offset tax credits arising from tax losses. The new loans, without reducing their costs - on the contrary, there is a clear increase in the cost of borrowing - will worsen the possibility of our Company potentially offsetting these credits, even though they are not time-barred. With the capital increase, we can enhance the combination between the offsetting of tax credits on tax losses and the utilization of the active balance of taxes in the Company's balance sheet, which provide a unique opportunity to make the capital structure even more efficient.

You raise questions about the allocation of the total issue between capital stock and capital reserves, but it is necessary to pay attention to three immediate benefits to the Company's balance sheet, should the General Assembly approve the capital increase. First, a sensible reduction in the leverage to below 2.0x EBITDA for the last 12 months and reduction of its net financial expenses; second, recognition of tax credits with greater and faster capacity to be used through reduction of net financial expenses (see interim financial statements of September 30, 2021) and; third, by using the capital reserve to reduce the balance of accumulated accounting losses and potential distribution of future dividends in a shorter period of time. Additionally, there is a clear opportunity to reduce the rating attributed to the Company by the credit agencies (Fitch, S&P and Moody's), which would provide a meaningful reduction in the cost of third-party capital, as we have seen in recent moves by some companies in the sector.

Without further ado, we take this opportunity to express our high regards and appreciation.

Best regards,

DocuSigned by:

2EA0F05D6E934FC...

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer